UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Telefônica Brasil, S.A.

(Name of Issuer)

Preferred Shares (including in the form of American Depositary Shares)

(Title of Class of Securities)

87936R106 (American Depositary Shares)

(CUSIP Number)

Consuelo Barbé Capdevila

Telefónica, S.A.

Distrito C, Ronda de la Comunicación, s/n,

28050, Madrid, Spain

Telephone: (+34) 91 482 37 33

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87936R106	Page 1 of 13

1.	NAME OF REPORTING PERSON TELEFÓNICA, S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION THE KINGDOM OF SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (1) 704,207,855 preferred shares (non-voting, except in limited circumstances)
	8.	SHARED VOTING POWER Not applicable
	9.	SOLE DISPOSITIVE POWER (1) 704,207,855 preferred shares
	10.	SHARED DISPOSITIVE POWER Not applicable
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 704,207,855 preferred shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.91% preferred shares
14.	TYPE OF REPORTING PERSON HC, CO

(1)	Telefónica, S.A. holds directly 305,122,195 preferred shares of Telefônica Brasil S.A. (27.26% of the total preferred shares of Telefônica Brasil S.A.). In addition, Telefónica, S.A. holds indirectly through its subsidiaries SP Telecomunicações Participações Ltda., Telefónica Internacional, S.A. and Telefónica Chile S.A., 38,537,435 preferred shares (3.44% of the total preferred shares of Telefônica Brasil S.A.), 360,532,578 preferred shares (32.21% of the total preferred shares of Telefônica Brasil S.A.) and 15,647 preferred shares (0.00% of the total preferred shares of Telefônica Brasil S.A.), respectively.

Telefónica, S.A. (“Telefónica”) hereby amends and supplements its Report on Schedule 13D, originally filed on June 27, 2003 (the “Schedule 13D”), in respect of Telefônica Brasil S.A. (known, as of such date, as Telecomunicações de Sao Paulo, S.A. – Telesp) (“Telefônica Brasil”). This amendment is hereinafter referred to as the “Amendment”. References in this Amendment to the ordinary shares or preferred shares of Telefônica Brasil held by Telefónica refer to the ordinary shares or preferred shares of Telefônica Brasil that are held by Telefónica both directly and indirectly.

Item 1.	Security and Issuer

This Amendment relates to the non-voting preferred shares, without par value, and American Depositary Shares (“ADS”), each ADS representing one preferred share, of Telefônica Brasil, a corporation organized under the laws of the Federative Republic of Brazil. The address of its principal executive offices is Avenida Engenheiro Luis Carlos Berrini, 1376, floor 32º, Zip Code 04571-936 São Paulo, SP, Brazil.

Item 2.	Identity and Background

This Amendment is filed by Telefónica, a corporation organized under the laws of the Kingdom of Spain. The principal business address for, and address of the principal office of, Telefónica is Distrito Telefónica, Ronda de la Comunicación, s/n, 28050, Madrid, Spain. Telefónica’s principal business is the provision of telecommunications services.

Set forth in Schedule 1 hereto is the following information required by Item 2 with respect to each executive officer and director of Telefónica: (a) name, (b) residence or business address, (c) present principal occupation or employment and name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and (d) citizenship. Schedule 1 is incorporated herein by reference.

During the last five years, neither Telefónica nor, to the best of Telefónica’s knowledge, any person listed on Schedule 1 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

To the best of Telefónica’s knowledge, no shareholder controls Telefónica.

Item 3.	Source and Amount of Funds or Other Consideration

In April 2011, following a corporate restructuring of Telefónica’s subsidiaries in Brazil in which Vivo Participações S.A. (“Vivo Part.”) was merged into Telefônica Brasil, Telefónica received 97,976,194 ordinary shares of Telefônica Brasil in compensation for its Vivo Part. shares. See Item 4 for additional information on this corporate restructuring.

In May 2015, Telefónica subscribed, directly and indirectly, 157,124,014 new preferred shares of Telefônica Brasil in Telefônica Brasil’s Capital Increase (as defined below), using mainly the proceeds of a rights offering completed by Telefónica in April 2015. See Item 4 for additional information on Telefônica Brasil’s Capital Increase.

In June 2015, Telefónica exchanged with Vivendi, S.A. (“Vivendi”) 1,110 million shares of Telecom Italia S.p.A. that were indirectly held by Telefónica for 68,597,306 ordinary shares and 8,059,253 preferred shares of Telefônica Brasil held by Vivendi. See Item 4 for additional information on this exchange.

In September 2015, Telefónica exchanged with Vivendi 46 million Telefónica shares (which Telefónica held in treasury) for 58.4 million preferred shares of Telefônica Brasil held by Vivendi. See Item 4 for additional information on this exchange.

To the best of Telefónica’s knowledge, the preferred shares owned, directly and indirectly, by Mr. Luiz Fernando Furlan, a director of Telefónica, and described in Item 5 of this Amendment were purchased with personal funds in open market purchases on July 31, 2015 and August 21, 2015. The aggregate purchase price of the preferred shares purchased by Mr. Luiz Fernando Furlan is R$866,465.00.

Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that Telefónica is the beneficial owner of the preferred shares of Telefônica Brasil owned by Mr. Luiz Fernando Furlan referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

Telefónica has acquired preferred shares and/or ordinary shares of Telefônica Brasil in the instances referred to below in connection with certain corporate transactions undertaken to streamline or otherwise enhance the corporate structure of the Telefónica group generally or in Brazil, and with a view to broadly maintaining Telefónica’s stake in Telefônica Brasil:

•	On March 25, 2011, pursuant to a corporate restructuring of Telefónica’s subsidiaries in Brazil, Telefônica Brasil (then known as Telecomunicações de Sao Paulo, S.A. - Telesp) and Vivo Part., the respective Boards of Directors of such companies approved the terms and conditions for a merger of shares, pursuant to which the totality of Vivo Part.’s shares were merged into Telefônica Brasil. Former Vivo Part. shareholders (including Telefónica) received 1.55 preferred shares and 1.55 ordinary shares of Telefônica Brasil for each preferred share and ordinary share of Vivo Part they held. Following this corporate restructuring, Telefónica held 85.57% of the ordinary shares and 89.13% of the preferred shares of Telefônica Brasil. This corporate restructuring sought mainly to rationalize the cost structure of Telefónica’s operations in Brazil, simplify its corporate and organizational structure and generate synergies.

•	GVT Acquisition and transactions with Vivendi:

•

In May 2015, Telefônica Brasil carried out a capital increase, consisting of 243,086,248 preferred shares, which was partially subscribed by Telefónica (the “Capital Increase”). Telefónica subscribed, directly and indirectly, 157,124,014 new preferred shares of Telefônica Brasil in Telefônica Brasil’s Capital Increase. Telefônica Brasil used the proceeds of the Capital Increase to partially fund the acquisition of GVT Participações, S.A., the controlling shareholder of Global Village Telecom S.A., from Vivendi (the “GVT Acquisition”) and adjust Telefônica Brasil’s capital structure. Pursuant to the stock purchase agreement entered into with Vivendi (to which Telefónica is also a party)

(the “GVT SPA”), consideration for the GVT Acquisition was to be provided partly in cash and partly in Telefônica Brasil’s ordinary and preferred shares. The GVT Acquisition seeks to consolidate Telefônica Brasil’s leading position in the telecommunications market in Brazil.

•	As a portion of the consideration for the GVT Acquisition was to be provided in the form of Telefônica Brasil’s ordinary and preferred shares, Telefônica Brasil carried out a further capital increase in May 2015, following which Vivendi received 68,597,306 ordinary shares and 134,320,885 preferred shares of Telefônica Brasil. Immediately following Vivendi’s receipt of this stock consideration, Telefónica exchanged with Vivendi 1,110 million shares of Telecom Italia S.p.A. that were indirectly held by Telefónica (representing 8.2% of the voting capital stock of Telecom Italia S.p.A.) for 68,597,306 ordinary shares and 8,059,253 preferred shares of Telefônica Brasil (representing, respectively, 12% of Telefônica Brasil outstanding ordinary shares and 0.72% of Telefônica Brasil outstanding preferred shares and, collectively, 4.5% of the total share capital of Telefônica Brasil) held by Vivendi.

•	On September 16, 2015, pursuant to an agreement entered into between Telefónica and Vivendi on July 29, 2015 (the “SWAP Agreement”), Telefónica delivered 46.0 million Telefónica shares, representing 0.95% of its share capital, to Vivendi, in exchange for 58.4 million preferred shares of Telefônica Brasil, representing approximately 3.5% of the share capital of Telefônica Brasil. As of such date, the quoted price of Telefónica shares was €11.7. Under the SWAP Agreement, Vivendi has committed, among other obligations: (i) to refrain from selling Telefónica shares during specified periods (lock up), and (ii) to comply with certain restrictions that, in the event of sale, and once the lock up periods have lapsed, seek to ensure an orderly sale of such shares. As a result of this transaction, Telefónica’s shareholding position at Telefônica Brasil increased by 5.2p.p. in terms of preferred shares, and by 3.5p.p. in relation to the total capital stock of Telefônica Brasil.

Telefónica intends to review its holdings in Telefônica Brasil on a continuing basis and, depending upon the price and availability of the preferred shares, subsequent developments affecting Telefónica or Telefônica Brasil, the business prospects of Telefônica Brasil, corporate transactions affecting the Telefónica group, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing its investment in Telefônica Brasil.

To the best of Telefónica’s knowledge, Mr. Luiz Fernando Furlan acquired beneficial ownership of the preferred shares reported as beneficially owned by him in Item 3 of this Amendment based on his independent belief that the preferred shares, when purchased, represented an attractive investment opportunity.

Except as set forth in this Amendment, neither Telefónica nor, to the best of Telefónica’s knowledge, any person listed on Schedule 1 hereto (including Mr. Luiz Fernando Furlan) has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

(a)	The information in rows (11) and (13) of the cover pages to this Amendment are hereby incorporated by reference with respect to Telefónica.

To the best of Telefónica’s knowledge, Mr. Luiz Fernando Furlan beneficially owns, directly and indirectly, 20,500 preferred shares (0.002% of the total preferred shares) of Telefônica Brasil.

(b)	The information in rows (7) through (10) of the cover pages to this Amendment are hereby incorporated by reference with respect to Telefónica.

To the best of Telefónica’s knowledge, Mr. Luiz Fernando Furlan has sole power to vote or to direct the vote and to dispose or to direct the disposition of all of the preferred shares of Telefônica Brasil he beneficially owns.

(c)	Neither Telefónica, nor, to the best of its knowledge, any persons named in Item 2 above, has effected, during the 60 days preceding the date of this Amendment, any transaction in any class of capital stock of Telefônica Brasil.

(d)	No other person is known by Telefónica to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the preferred shares of Telefônica Brasil that may be deemed to be beneficially owned by Telefónica as provided for herein.

In addition, no other person is known by Telefónica to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the preferred shares of Telefônica Brasil that may be deemed to be beneficially owned by Mr. Luiz Fernando Furlan as provided for herein.

(e)	Not applicable.

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

On September 18, 2014, Telefónica and Telefônica Brasil entered into the GVT SPA with Vivendi in connection with the GVT Acquisition. According to the GVT SPA, the compensation to be paid by Telefônica Brasil consisted of (i) cash consideration of 4,663 million euros and (ii) stock consideration, consisting of ordinary and preferred shares representing in the aggregate 12% of the share capital of Telefônica Brasil (after giving effect to the Capital Increase and to the acquisition of GVT Participações, S.A. by Telefônica Brasil). Vivendi also agreed to acquire from Telefónica 1,110 million ordinary shares of Telecom Italia in exchange for a 4.5% stake in Telefônica Brasil. See Item 4 for additional information on this exchange.

On July 29, 2015, Telefónica and Vivendi entered into the SWAP Agreement, pursuant to which Telefónica delivered 46.0 million Telefónica shares, representing 0.95% of its share capital, to Vivendi, in exchange for 58.4 million preferred shares of Telefônica Brasil representing approximately 3.5% of the share capital of Telefônica Brasil. See Item 4 for additional information on this exchange and the SWAP Agreement.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is amended to add the following exhibits:

Exhibit 99.1	Stock Purchase Agreement and Other Covenants, dated September 18, 2014, by and among Vivendi, S.A., Société d’Investissements et de Gestion 72 S.A. and Société d’Investissements et de Gestion 108 SAS, as the sellers, Telefónica Brasil S.A., as purchaser, GVT Participações S.A., as target, Global Village Telecom S.A. and Telefónica, S.A.(1).

Exhibit 99.2	Stock Swap Agreement, dated July 29, 2015 by and among, Vivendi, S.A., Société d’Investissements et de Gestion 108 Sas and Telefónica, S.A.

(1)	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014. Confidential treatment has been requested with respect to certain portions of this agreement. Confidential portions have been redacted and separately filed with the SEC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2016

TELEFÓNICA, S.A.
By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name:	Ramiro Sánchez de Lerín García-Ovies
Title:	General Secretary and Secretary to the Board of Directors

Exhibit Index

The exhibit index is amended by adding the following exhibits:

Exhibit No.

Exhibit 99.1	Stock Purchase Agreement and Other Covenants, dated September 18, 2014, by and among Vivendi, S.A., Société d’Investissements et de Gestion 72 S.A. and Société d’Investissements et de Gestion 108 SAS, as the sellers, Telefónica Brasil S.A., as purchaser, GVT Participações S.A., as target, Global Village Telecom S.A. and Telefónica, S.A.(1).

Exhibit 99.2	Stock Swap Agreement, dated July 29, 2015 by and among, Vivendi, S.A., Société d’Investissements et de Gestion 108 Sas and Telefónica, S.A.

(1)	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014. Confidential treatment has been requested with respect to certain portions of this agreement. Confidential portions have been redacted and separately filed with the SEC.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF TELEFÓNICA, S.A.

The directors and executive officers of Telefónica as of the date hereof are set forth below. The business address of each director or executive officer is that of Telefónica (Distrito C, Ronda de la Comunicación, s/n, 28050, Madrid, Spain). Telefónica’s principal business is the provision of telecommunications services. Unless noted otherwise, each of the named individuals is a citizen of the Kingdom of Spain. Except for Mr. Luiz Fernando Furlan, to the best of Telefónica’s knowledge, none of the directors and executive officers listed below own preferred shares of Telefônica Brasil.

Directors and Officers of Telefónica:

Members of the Board of Directors	Present Principal Occupation

César Alierta Izuel	Executive Chairman of Telefónica, S.A.

Isidro Fainé Casas	Chairman of Fundación Bancaria Caja de Ahorros y Pensiones de Barcelona “la Caixa” (“la Caixa” Banking Foundation), which manages “la Caixa”’s Obra Social (Welfare Projects) and —through CriteriaCaixa— the“la Caixa” Group, including CaixaBank. The address of its principal executive offices is Avenida Diagonal, 621-629, 08028, Barcelona, Spain.

Ignacio Moreno Martínez	Chief Executive Officer of Metrovacesa, S.A. Metrovacesa’s principal business is property management. The address of its principal executive offices is Vía Norte, C/ Quintanavides, 13 28050, Madrid, Spain.

Julio Linares López	Vice Chairman of Telefónica, S.A.

Fernando de Almansa Moreno-Barreda	Director of Telefónica, S.A.

José María Abril Pérez	Vice Chairman of Telefónica, S.A.

José María Álvarez-Pallete López	Chief Operating Officer of Telefónica, S.A.

Santiago Fernández Valbuena	Director of Telefónica, S.A.

Eva Castillo Sanz	Director of Telefónica, S.A.

Carlos Colomer Casellas	Director of Telefónica, S.A.

Peter Erskine*	Director of Telefónica, S.A.

Alfonso Ferrari Herrero	Director of Telefónica, S.A.

Luiz Fernando Furlan**	Director of Telefónica, S.A.

Gonzalo Hinojosa Fernández de Angulo	Director of Telefónica, S.A.

Pablo Isla Álvarez de Tejera	Chairman and CEO of Industria de Diseño Textil, S.A., a multinational clothing company. The address of its principal executive offices is Avda. de la Diputación s/n, 15143 Arteixo, A Coruña, Spain.

Antonio Massanell Lavilla	Vice Chairman of Caixabank, S.A. Caixabank’s principal business is the provision of banking services. The address of its principal executive offices is Av. Diagonal, 621 08028-Barcelona, Spain.

Francisco Javier de Paz Mancho	Director of Telefónica, S.A.

Wang Xiaochu***	Chairman of China Unicom (Hong Kong) Limited, a telecommunications operator in the People’s Republic of China. The address of its principal executive offices is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

*	Citizen of the United Kingdom
**	Citizen of the Federative Republic of Brazil
***	Citizen of the Republic of China

Executive Officers

César Alierta Izuel	Executive Chairman of Telefónica, S.A.

José María Álvarez–Pallete López	Chief Operating Officer of Telefónica, S.A.

Santiago Fernández Valbuena	Executive Director of Telefonica, S.A.

Ramiro Sánchez de Lerín García-Ovies	General Secretary and Secretary to the Board of Directors of Telefónica, S.A.

Guillermo Ansaldo Lutz*	Chief Global Resources Officer of Telefónica, S.A.

Ángel Vilá Boix	Chief Financial and Strategy Officer of Telefónica, S.A.

Eduardo Navarro de Carvalho	Chief Digital Commercial Officer of Telefónica, S.A.

Ignacio Cuesta Martín- Gil	General Manager of Internal Audit of Telefónica, S.A.

*	Citizen of the Argentine Republic